SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 6 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

2/16/06
5-5

AB 2/27/06

SECURITIES AND EXCHANGE COMMISSION

06002185

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK BUCIAK DBA MB Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Secret Lake RD.
(No. and Street)

AVON, CT. 06001
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK BUCIAK 860-675-7723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARL R. OLANDT LLC
(Name – *if individual, state last, first, middle name*)

46 BLAKE ROAD New Britain, CT. 06053
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VK 3/8/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MARK BUCIAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK BUCIAK DBA MBFinancial Services, as of JANUARY 19, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRINCIPAL
Title

[signature] Gilda L. FARINA
Notary Public comm. exp 12/31/08

This is report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTES

MARK BUCIAK

D/B/A MB FINANCIAL SERVICES

DECEMBER 31, 2005

BB

CONTENTS

CARL R. OLANDT, LLC

IRS & CT REGISTERED TAX PROFESSIONAL
IRS # 06-1574702 & 18464R-1200
CT #6499297-000

46 BLAKE ROAD
NEW BRITAIN, CT. 06053

TEL# (860) 223-5715
FAX #(860) 223-5552

INDEPENDENT AUDITOR'S REPORT
For Calendar Year 2005
January 19, 2006

Mark Buciak
D/B/S MB Financial Services
Avon, Connecticut 06001

I have audited the accompanying state of financial condition of Mark Buciak, D/B/A MB Financial Services (a sole proprietorship) as of December 31, 2005, and the related statements of income, changes in sole-proprietor's capital, comprehensive income and cash flows for the year ended 2005 which you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the sole-proprietor. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards here in the United States of America. I am required to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The audit includes examining the business records to show that the financial statements are true and accurate. The audit also includes assessing the accounting principles used besides evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to present an honest and accurate financial position of Mark Buciak, D/B/A MB Financial Services at December 31, 2005. They accurately reflect the operations and cash flow for the year 2005 and are in conformity with generally accepted accounting principles of the United State of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule 1 is presented strictly for additional analysis and,

Page 2 Attachment to Independent Auditor's Report

Is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.

Carl R. Alandt

STATEMENT OF FINANCIAL CONDITION

MARK BUCIAK
D/B/A MB FINANCIAL SERVICE

See Independent Auditor's Report

ASSETS

Cash		$	9,306.61
Accounts Receivable			0
Securities Owned			41,000.00
Computer, furniture and equipment at cost	$ 6,500		
Less accumulated depreciation of	6,500		0
Total Assets			50,306.61

SOLE-PROPRIETOR'S CAPITAL

Proprietor's Capital	50,306.61

STATEMENT OF INCOME AND CHANGES IN SOLE PROPRIETOR'S CAPITAL

MARK BUCIAK
D/B/A MB FINANCIAL SERVICES

See Independent Auditor's Report

FOR YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commissions & Fees	$ 3,805.18
NASD Fee Rebate	342.00
Interest Earned	7.98
Total Revenue	4,155.16
EXPENSES:	
Accounting Fees	600.00
NASD Dues	675.00
NASD Renewal RIA	380.00
NASD Renewal Board	60.00
Professional Conference Fee's	140.00
Securities Fee's	65.00
CT Secretary of State Renewal	120.00
Bank Account Adjustment	.55
Total Expense	2,040.55
NET PROFIT	2,114.61
SOLE PROPRIETOR'S CAPITAL , Beginning	48,192.00
CONTRIBUTIONS	4,155.16
DISTRIBUTIONS	2,040.55
SOLE PROPRIETOR'S CAPITAL, ENDING	50,306.61

STATEMENT OF COMPRENHENSIVE INCOME
MARK BUCIAK
D/B/A MB FINANCIAL SERVICES
See Independent Auditor's Report

FOR YEAR ENDED DECEMBER 31, 2005

Net Profit	$ 2,119.61
Other Comprehensive Income	0
No changes in Securities Value Owned	
Years Total Income	2,119.61

STATEMENT OF CASH FLOWS
MARK BUCIAK
D/B/A MB FINANCIAL SERVICES

See independent Auditor's Report

FOR YEAR ENDED DECEMBER 31,2005

INCREASE IN CASH AND CASH EQUIVALENTS:

Cash flows from operating activities:	
Cash received from customers & rebate	$ 4,147.18
Cash paid for expenses	2,040.55
Interest Income	7.98
Net Cash used for operating activities	2,114.61
Cash flow from financing activities:	
Cash contributed from proprietor	0
Distribution to proprietor	0
Net decrease in cash and cash equivalents	2,114.61
Cash and cash equivalents at beginning of year	7,192.00
Cash and cash equivalent at end of year	9,306.61

NOTES TO FINANCIAL STATEMENTS
MARK BUCIAK
D/B/A/ MB FINANCIAL SERVICES
DECEMBER 31, 2005

ACCOUNTING POLICIES

The accounting policies followed by the proprietorship conform to the generally accepted accounting principles of the United States of America. The policies affecting the determination of the financial position, cash flows and results of the operation for the year are summarized below.

NATURE OF OPERATIONS

Mark Buciak D/B/A MB Financial Services, a sole proprietorship, is a non-clearing broker dealer who does not have custody of client funds. MB Financial Services is a member of the National Association of Securities Dealers (NASD). MB Financial Services provides broker dealer services to local clients. The majority of revenue is generated from fees charged from sale or exchange of securities. MB Financial Services started operations in 1997.

USE OF ESTIMATES

The preparation of the financial statements requires Mark Buciak to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on best knowledge of current events and actions taken, actual results ultimately may differ from the estimates.

COMPUTER, FURNITURE AND EQUIPMENT

Property and equipment are valued at cost less accumulated depreciation. Depreciation is computed at the method and life dictated by Internal Revenue Service. There is zero depreciation expense for year 2005.

FEDERAL INCOME TAXES

Federal income taxes of a proprietor is computed on their total income from all sources, so accordingly, no provision for income tax is made in these statements.

CASH EQUIVALENTS

Cash equivalents are temporary investments which are readily convertible to cash in three month or less.

SECURITIES

The companies securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at cost value on the balance sheet in current assets.

CASH

As of December 31, 2005 the cash balance was $ 9,306.61 and resides in a checking account.

MINIMUM NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, Mark Buciak D/B/A MB Financial Services was required to maintain a minimum net capital of $ 5,000.00. At December 31, 2005 the proprietor had a net capital of $ 9,306.61 and no indebtedness.

OTHER COMMENTS

Mark Buciak D/B/A MB Financial Services shares a home office with Mark Buciak D/B/A MB & Associates, a registered investment advisor company providing investment management services and insurance sales. MB & Associates pays all occupancy costs associated with the office.

SECURITIES

At December 31, 2005 the company held the following securities.
Long term available for sale:
Nasdaq stock & warrants: Fair market value $ 41,000.

CONCENTRATIONS OF CREDIT RISK

As of December 31, 2005 Mark Buciak D/B/A MB Financial services has a significant investment in Nasdaq stock and Nasdaq warrants.

SCHEDULE 1

MARK BUCIAK
D/B/A MB FINANCIAL SERVICES
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL

Total proprietor's capital qualified for net capital	$ 50,306.61
Deductions:	
Non-allowable Assets (Securities)	41,000.00
Net Capital	9,306.61